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SEC Mail Processing Section MAR 02 2017 Washington DC 416

SEC FILE NUMBER
8-52728

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RDM INVESTMENT SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 Post Road East
(No. and Street)

Westport, CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates LLC
(Name - if individual, state last, first, middle name)

218 Danbury Road, Wilton, CT 06897
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RDM Investment Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kenneth R. George, CFO/FINop

Notary Public

EDWIN V. MELIN, Notary Public
My Commission Expires December 21, 2021

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

RDM INVESTMENT SERVICES LLC
DECEMBER 31, 2016

TABLE OF CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of RDM Investment Services, LLC

We have audited the accompanying statement of financial condition of RDM Investment Services, LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of RDM Investment Services, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RDM Investment Services, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Footnote 2 - Subsequent events –

> During the year, RDM Investment Securities LLC's ("RDM") assets were purchased by HighTower Securities LLC. RDM is in the process of winding down and withdrawing the Broker Dealer from FINRA registration.

Our opinion is not qualified with respect to this matter.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 27, 2017

RDM INVESTMENT SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$720,349
Commission receivable	33,650
Due from clearing broker	50,000
Other Receivables	15,037
Due from former parent company	29,379
Other assets	896
TOTAL ASSETS	849,311

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$6,062
Due to parent company	385,673
Total Liabilities	391,735
Total Member's equity:	
Total Member's equity	$457,576
TOTAL LIABILITIES AND MEMBER'S EQUITY	$849,311

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

RDM Investment Services, Inc. (the "Company") was incorporated in 2000 in the state of Connecticut. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). As more fully described in Notes 4 and 5, the Company executes orders for a registered investment advisor (the "RIA") on behalf of that advisor's customers on a fully disclosed basis. The RIA is affiliated with the Company by common ownership.

The Company is a wholly-owned subsidiary of RDM Financial Group, Inc. (the "Parent"). On May 24, 2016, all the stock of RDM Financial Group Inc. was acquired by Hightower Holding LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue recognition
Commission income and securities transactions are recorded on a trade-date basis. Revenue from the sale of investment company shares includes 12b-1 fees and mutual fund commissions, which are recognized as earned.

Amounts received from the clearing broker as an incentive for contract renewal are amortized over the term of the extended contract.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company's Parent is no longer subject to local income tax examinations by taxing authorities for years before 2013.

The Parent elected to have the Company treated as a Qualified Subchapter S Subsidiary under the Internal Revenue Code. As a wholly owned and qualified subsidiary of an S

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

corporation, the Company is not liable for federal income taxes for operating income. For federal income tax purposes, the Company's assets, liabilities and items of income, deduction and credit are treated as those of the Parent.

Fair value measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for fiscal years beginning after December 1, 2011. The adoption of ASU 2011-04 did not have a material effect on the Company's financial statements, but did require certain additional disclosures.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

Subsequent events

The RDM Asset Purchase Agreement anticipated a period of 6-12 months to transition RDM brokerage assets to either IWS, the Fidelity investment advisor platform, or to HighTower Securities, LLC introducing broker/dealer, clearing through NFS (as does the RDM broker/dealer). It is currently expected that the transfer forms for all clients will be received and in process by 3/31/2017. Once the transfer is completed, it is anticipated that the BDW process of winding down the RDM entity with FINRA will commence. The broker/dealer should be completely withdrawn and dissolved within a few weeks following the submission.

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company's net capital was $412,203, which was in excess of its minimum net capital requirement of $50,000. The Company's percentage of aggregate indebtedness to net capital was .95% at December 31, 2016.

NOTE 4. BROKERAGE ACTIVITIES

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. As of December 31, 2016, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has agreements in place to reimburse the Parent for support services that the Parent provides. As of December 31, 2016, $29,379 is due from the Parent for payments made in excess of support services provided by the Parent. A large percentage of the Company's trades are executed on behalf of customers of the Parent.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents at a commercial bank and at its clearing broker. From time to time, the amount held at its commercial bank will exceed the federal insurance limit. Funds deposited with a single bank are insured by FDIC up to $250,000. A single brokerage account is insured by SIPC up to $500,000.

NOTE 7. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total	Valuation technique
Assets:					
Money market funds	$ 3,049	$ -	$ -	$ 3,049	(a)

NOTE 8. SUBORDINATED LOANS

As of December 31, 2016, the Company had not entered into any subordinated loans.

NOTE 9. COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the Company is not party to or subject to any adverse legal action.

NOTE 10. SEC Rule 15c3-3

The Company is exempt from the provision of SEC Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.